William HILL

Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

6th September 2010

SEC No. 82-34679

SUPPL



10016305

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

  August 6th; 6th; 12th; 17th; 23rd; 26th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Dennis Read
Deputy Company Secretary

Encs.

dlw 9/10

Sue Adler

RECEIVED
2010 SEP -9 P 1:09

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 06 August 2010 16:39
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 7137Q
William Hill PLC
06 August 2010

Today's closing auction call period has been extended in this security by 5 minutes.

Auction call extensions give London Stock Exchange electronic order book users a further opportunity to review the prices and sizes of orders entered in an individual security during the initial auction call before the execution occurs. A price monitoring extension is activated when the matching process would have otherwise resulted in an execution price that is a pre-determined percentage above or below the price of the last automated execution today.

The applicable percentage is set by reference to a security's TradElect sector. This is set out in the Sector Breakdown tab of the TradElect Parameters document at www.londonstockexchange.com/en-gb/products/membershiptrading/tradingservices

This information is provided by RNS
The company news service from the London Stock Exchange

END

PMEKKADNPBKDPFK

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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 06 August 2010 14:12
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 6927Q
William Hill PLC
06 August 2010

6 August 2010

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 6 August 2010, 72,611 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of these shares under option was between 124 pence and 197 pence.

Following the above transfers of shares out of treasury, the Company has a total of 701,237,962 ordinary shares in issue, in addition 408,238 ordinary shares are held in treasury.

Enquiries:

Dennis Read
Deputy Company Secretary
020 8918 3723

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 12 August 2010 17:52
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 0165R
William Hill PLC
12 August 2010

William Hill PLC

Notice of Interim Results

12 August 2010

William Hill PLC (LSE: WMH) (William Hill or the Group) will announce its half year results for the 26 weeks ended 29 June 2010 on Thursday, 26 August 2010.

An analyst meeting will be held at The Lincoln Centre at 9.00 a.m. BST. This will also be accessible via a conference call and webcast. Details are as follows:

Meeting:	**Live conference call:**	**Archive conference call:**	**Webca**
9.00 a.m. GMT The Lincoln Centre 18 Lincoln's Inn Fields London WC2A 3ED	Tel: 0800 634 5205 Int'l: +44 (0)20 8817 9301 PIN: 3363097	Tel: +44 (0)20 7769 6425 Int'l: +44 (0)20 7769 6425 PIN: 3363097 (available after the meeting until Thursday, 2 September 2010)	www.w (availa an arcl August

A separate conference call will be held at 11.00 a.m. BST for debt analysts. Dial-in details are:

UK telephone: 020 8817 9301
International: +44 (0)20 8817 9301
PIN: 3363100

Enquiries:
William Hill PLC
Lyndsay Wright
Director of Investor Relations
Tel: +44 (0) 20 8918 3600

Brunswick Group
Simon Sporborg / Justine McIlroy
Tel: 020 7404 5959

About William Hill PLC

William Hill is a leading betting and gaming company. It is one of the UK's largest bookmakers, with around 2,300 shops in the UK and Ireland that provide betting opportunities on a wide range of sporting and non-sporting events, and offer gaming machines. William Hill Online provides internet-based sports betting, casino, poker and bingo, and is one of the leading European online betting and gaming businesses operated by a listed company.

END

NORUUVVRRNAWAAR

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 17 August 2010 15:24
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 2186R
William Hill PLC
17 August 2010

17 August 2010

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 17 August 2010, 11,882 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of these shares under option was 124 pence.

Following the above transfers of shares out of treasury, the Company has a total of 701,249,844 ordinary shares in issue, in addition 396,356 ordinary shares are held in treasury.

Enquiries:

Dennis Read
Deputy Company Secretary
020 8918 3723

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 23 August 2010 14:08
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 4853R
William Hill PLC
23 August 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	William Hill PLC

2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation:	BlackRock, Inc
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction and date on which the threshold is crossed or reached:	19th August 2010
6. Date on which issuer notified:	20th August 2010
7. Threshold(s) that is/are crossed or reached:	Holding has gone above 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transa**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of votir**	
			Direct	**Direct**	**Indirect**	**Direct**	**I**

GB0031698896	17,941,788	17,941,788	N/A	N/A	30,976,195	N/A	4.42%

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	**Exercise price**	**Expiration date**	**Exercise/ Conversion period**	**Number of voting rights instrument refers to**	**% of voting rights**	
					Nominal	**Delta**
CFD	N/A	N/A	N/A	4,574,384	0.65%	0.65%

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
35,550,579	5.07%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
BlackRock Investment Management (UK) Limited - 35,550,579 (5.07%)

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	BlackRock Threshold Reporting Team
14. Contact name and Contact Address:	Stuart Watchorn BlackRock, Inc 33 King William Street, London EC4R 9AS
15. Contact telephone number:	020 7743 5742; stuart,watchorn@blackrock.com

END

HOLGMGZRFFKGGZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 26 August 2010 07:30
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 6597R
William Hill PLC
26 August 2010

William Hill PLC

Strong William Hill Online growth and excellent machines performance deliver operating profit increase

William Hill PLC (LSE: WMH) (William Hill or the Group) announces its interim results for the 26 weeks ended 29 June 2010 (the period). The comparator period is the 26 weeks to 30 June 2009.

	26 weeks ended 29 Jun 2010 (£m)	26 weeks ended 30 Jun 2009 (£m)
Turnover	8,642.4	7,744.7
Net revenue	529.9	515.5
- Retail net revenue	389.8	393.2
- Online net revenue	124.2	100.1
EBITA(1)	135.6	134.6
Profit before tax (pre-exceptionals)	105.7	103.1
Profit before tax (post exceptionals)	103.0	91.5
Earnings per share - basic, adjusted(2)	9.8	11.9
Earnings per share - basic(2)	9.2	10.0
Dividend per share	2.5p	2.5p

(1) Pre-exceptional earnings including associates and excluding interest, tax and £1.8m (2009: £2.8m) of amortisation relating to trade names, affiliate relationships and non competition agreements as described in note 12 to the 2009 Group Financial Statements
(2) EPS is based on 697.8 million shares for 2010 and 586.6 million shares for 2009

Key points:

- Growth in net revenue and EBITA driven by machines and William Hill Online
- Strong revenue and profit growth from William Hill Online
- Highly competitive offering delivers double-digit machine net revenue growth
- Outstanding football World Cup offset by poor horseracing results
- Telephone business being restructured to improve contribution
- Financially well-placed following completion of balance sheet restructuring
- Board evolution continues with appointments of new Chairman and Group Finance D

Ralph Topping, Chief Executive of William Hill, commented:

"This is a positive first half performance, driven by William Hill Online and, in particular, a very strong Sportsbook. We had our best ever World Cup, far exceeding expectations. Despite turnover decline in OTC, overall Retail turnover and gross win were up, driven by an exceptionally good performance from machines. We have also completed the restructuring of the balance sheet, continued to invest to great effect in our people and have increased our focus on marketing and advertising.

"Looking ahead, we are on track to deliver against the Board's expectations for the full year but we remain cautious moving into 2011 given the ongoing consumer uncertainty particularly affecting Retail OTC. We are confident that our strategy of expanding William Hill Online both in the UK and internationally whilst continuing to manage Retail tightly will strengthen our competitive position as the economic backdrop improves."

Analyst and investor presentation			
Meeting: 9.00 a.m. BST The Lincoln Centre 18 Lincoln's Inn Fields London WC2A 3ED	Live conference call: Tel: 0800 634 5205 Int'l: +44 (0) 20 8817 9301 Passcode: 3363097	Archive conference call (until 2 Sept 2010) Tel: +44 (0) 20 7769 6425 Passcode: 3363097#	Video webcast: www.williamhillplc.com Available live and, until 25 August 2011, as an archive

A separate conference call will be held at 11.00 a.m. BST for debt analysts and investors. Dial-in details are:

UK telephone: 020 8817 9301
International: +44 (0)20 8817 9301
Passcode: 3363100

Enquiries		
William Hill PLC	Ralph Topping, Chief Executive Neil Cooper, Group Finance Director Lyndsay Wright, Director of IR	On 26 August: +44 (0) 20 7404 5959 Thereafter: +44 (0) 20 8918 3614
Brunswick	Simon Sporborg Justine McIlroy	Tel: +44 (0) 20 7404 5959

Notes to editors

William Hill is one of the UK's leading betting and gaming companies and employs more than 16,000 people. It is the UK's largest bookmaker by number of licensed betting offices (LBOs) and also operates in Ireland. The Group has over 2,300 LBOs that provide betting opportunities on a wide range of sporting and non-sporting events and, in the UK, offer gaming machines. The Group's online business, William Hill Online, is one of the leading European online betting and gaming businesses by profitability, providing sports betting, casino games, poker, bingo, numbers betting and skill games.

Cautionary note regarding forward-looking statements

These results include statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "plans", "goal", "target", "aim", "may", "will", "would", "could" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout these results and the information incorporated by reference into these results and include statements regarding the intentions, beliefs or current expectations of the directors, William Hill or the Group concerning, amongst other things, the results of operations, financial condition, liquidity, prospects, growth, strategies and dividend policy of William Hill and the industry in which it operates.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond William Hill's ability to control or predict. Forward-looking statements are not guarantees of future performance. The Group's actual results of operations, financial condition, liquidity, dividend policy and the development of the industry in which it operates may differ materially from the impression created by the forward-looking statements contained in these results and/or the information incorporated by reference into these results. In addition, even if the results of operations, financial condition, liquidity and dividend policy of the Group and the development of the industry in which it operates, are consistent with the forward-looking statements contained in these results and/or the information incorporated by reference into these results, those results or developments may not be indicative of results or developments in subsequent periods.

Other than in accordance with its legal or regulatory obligations (including under the Listing Rules, the Disclosure and Transparency Rules and the Prospectus Rules), William Hill does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Overview

Twelve months on from the formation of William Hill Online, strong year-over-year net revenue and profit growth in the first half of 2010 in this channel has enabled the Group as a whole to deliver growth in net revenue of c3% to £529.9m and in pre-exceptional EBITA of c1% to £135.6m. The Group has also seen a strong performance from machines in its Retail channel. This is a particularly positive performance in a UK market with ongoing consumer uncertainty, as evidenced by the c2% turnover decline seen in over-the-counter (OTC) betting in the Retail channel.

Trading results during the half were mixed. Results in the football World Cup beat expectations, generating gross win of £32.2m for the tournament as a whole at an attractive margin (£19.3m in the first half). However, the Group also saw relatively poor horseracing results in the period, with a comparatively weak Grand National in April followed by a loss-making Royal Ascot festival.

Whilst the Telephone channel lost money in the first half of 2010, the Group has announced its intention to close its existing Telephone betting business and to open a new Telephone betting operation in William Hill Online, based in Gibraltar. In doing so, the Group expects that the new operation will benefit from commercial synergies, cost savings and an improved customer offering that will improve the channel's contribution to the Group in future.

During the first half of 2010, the Group completed the restructuring of its balance sheet, rolling onto the 'forward-start' banking agreement put in place in 2009. This successfully completes the financial restructuring work undertaken by the Group, which included a refinancing, rights issue and bond issuance in 2009. With net debt of £530.4m and c£310m of unrestricted cash and undrawn borrowing facilities, the Group is in a strong financial position from which to exploit opportunities for further growth in its Online channel as well as from the benefits of a tightly run Retail estate.

Summary of financial results

	Net revenue			Operating profit before exceptional items		
	2010	2009	Change	2010	2009	Change
	£m	£m	%	£m	£m	%
Retail	389.8	393.2	-1%	102.6	111.5	-8%
Online	124.2	100.1	+24%	44.9	31.4	+43%
Telephone	12.5	18.6	-33%	(2.3)	1.2	
Other	3.4	3.6	-6%	0.0	0.2	
JVs/Associates	-	-	-	1.4	(0.5)	
Central overheads	-	-	-	(11.0)	(9.2)	+20%
EBITA	-	-	-	**135.6**	**134.6**	**+1%**
Amortisation	-	-	-	(1.8)	(2.8)	
Total	**529.9**	**515.5**	**+3%**	**133.8**	**131.8**	**+2%**

William Hill Online

In the first half of 2010, William Hill Online has continued to strengthen its competitive position, further developing a market-leading Sportsbook and providing a high-quality gaming experience.

The good momentum seen in the first quarter of 2010 continued through the rest of the first half, with new accounts up 38% and unique active players up 20% for the half versus the comparable period. Net revenue grew by 24% compared with the equivalent period in 2009. Underpinning this strong result was the performance of the Sportsbook, driven by the ongoing broadening and deepening of the product range, particularly in-play betting which doubled compared to the prior period.

Helped by this performance, Sportsbook turnover was up 59% year over year. In addition to outstanding top-line growth, gross win margin on the Sportsbook was almost one percentage point higher at 7.7%, benefitting from both structural improvements and the favourable World Cup results. This led to net revenue growth in the Sportsbook of 77%.

Gaming net revenues grew by 10% year over year. Within this, Bingo continues to grow rapidly, with revenues up 52%. Poker revenue declined 5%, reflecting continuing industry trends, although revenues grew year over year in the second quarter following the anniversary of the migration to Playtech's i-Poker network. Casino net revenues grew by 8% with a strong performance from an enhanced suite of Flash-based products. However, following the Group's decision to withdraw from the French market, it is likely that Casino net revenue in the second half will be below that seen in the prior year, as announced in May.

Online costs increased 27%, reflective of the previously highlighted intent to increase marketing investment together with the full-year effect of the expansion of the operation in 2009.

At £44.9m, operating profit was 43% higher, with these increased costs driven by expansion and marketing investment more than offset by net revenue growth and the savings generated following the transfer of the Sportsbook to Gibraltar in August 2009. This resulted in a non-controlling interest (previously referred to as the minority interest) for Playtech of £6.3m in the second quarter and £12.9m in the year to date.

Retail

Retail development continues apace with innovations in our product range, including offering in-play betting on all major sporting events including the football World Cup and the completion of the roll-out of the 'next-generation' Inspired Gaming 'Storm' machines.

Turnover in Retail grew on a year-over-year basis by 7% in the period, with gaming machine turnover up 9% and OTC turnover down 2%.

Within OTC turnover, betting slip volume was broadly flat and pence per slip was down c2%, although this benefitted from a good performance in June stimulated by the football World Cup. Excluding June, the underlying performance showed a c4% OTC turnover decline, of which c1% was driven by falling volume and c3% by falling pence per slip. In our view, this reflects the continuing uncertain economic outlook for leisure retail consumers, an outlook which is not anticipated to improve in the short term.

Retail net revenue fell by 1%, with gaming machine gross win up 11% (net revenue up 9%, reflecting the impact of the VAT increase in January) and OTC gross win and net revenue down 7%. The OTC performance was partly impacted by the decline in turnover but largely by the impact of a fall in gross win margin from a strong 18.2% in 2009 to a more normal 17.4% in 2010. The OTC gross win margin is in line with the expected trading range of 17-18%, although adverse horseracing results would have led to an outcome at the bottom of the normal range were it not for the positive impact on margins of the World Cup performance in the first half.

The roll-out of the 22-inch, high-definition 'Storm' machines, which started in August 2009, was completed on schedule in March 2010 with approximately 75% of our machine estate sourced from Inspired Gaming. This initiative delivered a very competitive machine offering in time to benefit from increased traffic during the World Cup, contributing to a strong machines performance. Good growth was also seen from the remainder of the estate currently using Global Draw machines and we look forward to the roll-out of the Videobet platform on these machines in the fourth quarter of 2010. Gross win per machine per week was £836 (2009: £759).

The Group continues to add value through redevelopment of the estate, increasing by a net 10 shops to 2,352 at the period end (30 June 2009: 2,319; 29 December 2009: 2,342). A further eight shops were re-sited.

Costs increased by 3% despite total Retail staffing costs being held broadly flat to the end of the first half. This impact, together with a 1% decline in Retail net revenue translated into an 8% fall in operating profit to £102.6m.

Given the effect of the economic downturn on average bet sizes allied to continuing weakness in consumer spending, we remain cautious in our expectations for Retail for the balance of 2010 and into 2011. We continue to strengthen our market position by increasing the size of the estate by a net 1-2% per annum.

Telephone

Though turnover in Telephone increased by 24%, the adverse horseracing results led to a decline in the gross win margin from 8.6% in the first half of 2009 to 4.6% in 2010, resulting in a 33% decline in net revenue. This led to a £2.3m operating loss despite the positive impact of an 11% reduction in operating expenses.

Given the loss making nature of this channel, the group has announced that, in the fourth quarter of 2010, our existing UK-based Telephone betting business will close and William Hill Online will establish a new Telephone betting operation based in Gibraltar and supported by an outsourced service provider, Vertex. A 90-day period of consultation with affected employees is ongoing. We expect to achieve cost savings of approximately £4-7m per annum from the start of 2011 and to incur £7m of implementation costs in 2010.

Other income statement items

The Group recorded pre-tax exceptional costs of £2.7m in total (2009: £11.6m). This exceptional cost comprised two cost items of £8.3m in total, partially offset by an exceptional gain. The two cost items were a £4.2m provision relating to the closure of the existing UK Telephone business and a £4.1m exceptional interest cost driven by the adverse valuation movement on ineffective interest rate hedges. The Group made a £5.6m non-recurring exceptional gain following a VAT refund arising from a court case with the HM Revenue and Customs (HMRC). This case has been referred by the Court of Appeal to the European Court of Justice and this payment could be reversed should HMRC's appeal be upheld.

The Group saw a £1.4m contribution from its associate SIS during the first half of 2010 (2009: £1.6m). In the previous year, the Group also saw a loss of £2.1m associated with its Spanish joint venture. This was discontinued in the second half of 2009. Overall, therefore, total contribution from Joint Ventures and Share of Associates was £1.4m in the first half of 2010 versus a £0.5m loss in the first half of 2009.

Pre-exceptional earnings before interest and tax were £133.8m, up slightly on the prior year (2009: £131.8m). Pre-exceptional net finance costs were £28.1m (2009: £28.7m) and pre-exceptional pre-tax profit for the half was £105.7m, up 2.5% on the comparable number in 2009 (2009: £103.1m).

After the impact of the exceptional items highlighted above, profit before tax was £103.0m, up 12.5% on the prior year (2009: £91.5m). Tax on profit was £25.6m (2009: £23.7m) at an effective tax rate of 25.2% (2009: 25.9%).

Basic earnings per share stood at 9.2p versus 10.0p in the first half of 2009, reflecting the impact of an increase in the weighted average number of shares following the rights issue undertaken in 2009. On an adjusted basis, taking account of exceptional items and amortisation, basic adjusted earnings per share stood at 9.8p versus 11.9p in the prior year.

Cash flow and balance sheet

The Group generated net cash inflow from operating activities before financing and tax of £133.3m (2009: £87.2m), showing the cash generative nature of the Group's business model. £14.0m was invested in capital expenditure, primarily in development of the Retail estate. Net debt for covenant purposes decreased to £530m at 29 June 2010 (30 June 2009: £637m) and the Group enjoyed £180m headroom on its banking facilities as at 29 June 2010 in addition to c£130m of unrestricted cash on its balance sheet.

Following changes in the forward yield curve since the end of 2009, the Group saw an adverse movement in the balance sheet valuation of its interest rates hedges during the half. Of this movement, £4.1m relating to ineffective hedges has been charged to exceptional interest and £7.4m relating to effective hedges has been charged to reserves.

The Group's pension deficit grew by £13.3m during the half, following a roll-forward valuation. The deficit was impacted both by an increase in liabilities as discount rates fell and by the adverse impact of falling asset values. The deficit now stands at £56.5m (29 December 2009: £43.2m).

Fiscal and regulatory update

There were no implications for the Group arising from the emergency budget announced by the new UK Government in June other than the VAT rise from 17.5% to 20% in January 2011. This is expected to have a full-year adverse impact of approximately £8-9m. The Treasury are still considering whether or not gaming machines will be taken outside the scope of VAT with revenues being taxed on a gross profits basis. We also believe that the Treasury understands the sensitivity of the high street industry to tax rises and that they are clear that any rises in OTC gross profits tax is likely to cause marginal shop closures, job losses and further reduce gross profits tax yield.

Work is ongoing on the latest Prevalence Study, which is expected to be published by the Gambling Commission in February 2011. This work continues alongside further research into Category B gaming machines and the extant Department of Culture, Media and Sport (DCMS) stakes and prizes review. We believe Government understand the importance of gaming machines to the business model and we do not believe that in the short term either maximum numbers of B2 gaming machines per shop or stakes and prizes is at risk.

The process is also underway to agree the terms, rates and conditions of the 50th Levy scheme, which would

apply from April 2011. Levy yield, which is based on bookmakers' gross profits from British horseracing, is declining and, in light of racing's demands for significant additional levy funding, the matter seems likely to be referred in November 2010 for a determination by the Secretary of State. We consider racing's submission's on this matter to be flawed and supported by a purported evidence base which ignores the significantly increased revenue stream racing now receives from picture rights. We are confident that an objective examination of the facts will lead to a sensible outcome.

William Hill will be making a submission on the Horserace Betting Levy Board consultation on betting exchanges, which will make clear that the failure of the previous Government to address the issue of taxing and levying business users of exchanges is a key reason for falling tax and levy yield. The establishment and growth of betting exchanges has resulted in structural changes to the UK betting market which has impacted the levy yield. The asymmetrical taxation of betting exchanges and particularly their business users needs to be addressed.

The DCMS has consulted on its proposal that online operators who are outside the UK but who contract with or target UK consumers should be licensed by the British Gambling Commission. William Hill have responded to this consultation, pointing out that such regulation is neither proportionate nor necessary and would impose dual regulation on large operators which offends better regulation principles. As the majority of offshore operators are large corporations with good corporate governance procedures, there is little or no public protection risk. These proposed measures will neither materially increase industry contributions towards research, education and treatment of problem gambling (William Hill already contributes at three times the funding formula) nor address concerns about intraregulator relationships.

The regulation of online betting and gaming businesses is continuing to develop across the world and we expect further shifts to come during the course of 2010 and 2011, both in Europe and in the rest of the world. We believe that a restrictive approach to opening up gambling markets, such as that seen in France, with high levels of turnover tax, is not a blueprint for the future and that a proportionately regulated and taxed industry which can grow will be the foundation for a true competitive market and sustainable tax yields.

Dividend

The Board has approved an interim dividend of 2.5p per share (2009: 2.5p per share). The dividend is payable on 7 December 2010, the ex-dividend date is 27 October 2010 and the record date is 29 October 2010. The dividend is calculated on the number of shares in issue at 29 June 2010, which, excluding shares held in Treasury and shares held under the Employee Benefit Trust, totalled 698.1 million.

Board changes

Neil Cooper joined the Board as Group Finance Director in May and, as announced in July, Gareth Davis will be joining the Group on 1 September 2010, replacing Charles Scott on that date as non-executive Chairman. Mr Davis recently retired as Chief Executive Officer of Imperial Tobacco Group PLC (Imperial Tobacco) after 14 years in the role and 40 years with that business. He played a key role in the development and execution of Imperial Tobacco's strategy and its development into a leading multi-national business.

The Board would like to thank Charles Scott, the outgoing Chairman, for his contribution to the success and development of the Group during his tenure, both as Chairman and, prior to that, as a Non-executive Director.

Current trading and outlook

In the seven weeks from 29 June to 17 August 2010, Group net revenue was up 26%. This includes £12.8m of gross win from the World Cup.

In Retail, turnover was up 13% and net revenue was up 20%, reflecting the benefit of the World Cup and continuing good gaming machine performance. The OTC gross win margin was within the expected trading range of 17-18% as compared to a very weak margin in 2009.

Online continues to perform strongly. Net revenue was up 37% with Sportsbook growth benefitting from the World Cup offsetting flat gaming, impacted by a decline in Casino net revenues following the withdrawal from France.

The Board's overall expectations for the current financial year remain unchanged.

We remain cautious on the outlook for the balance of 2010 and for 2011 given the ongoing consumer uncertainty affecting Retail OTC and the continuously developing regulatory landscape for online betting and gaming. However, we are confident that our strategy of managing tightly our Retail operation and of expanding William Hill Online both in the UK and internationally will strengthen the Group's competitive position as the economic backdrop improves and will deliver sustainable shareholder returns.

Principal risks and uncertainties

The principal risks and uncertainties for the Group remain consistent with those published on the corporate governance section within the investor section of the corporate website at www.williamhillplc.co.uk. The key risks for 2010 are as follows:

- The impact of the challenging economic climate on trading;
- Changes to taxation or levies relating to either the land-based or online businesses in the UK; and
- Changes to regulation and/or taxation of online betting and gaming in countries outside the UK;

For a fuller discussion of these risks and how we are addressing them, please refer to our 2009 Annual Report and Accounts.

Directors' responsibility statement

We confirm that to the best of our knowledge:

(a) The condensed set of financial statements has been prepared in accordance with IAS 34 'Interim Financial Reporting';
(b) The interim management report includes a fair review of the important events during the first 26 weeks and description of the principal risks and uncertainties for the remaining 26 weeks of the financial period, as required by DTR 4.2.7R; and
(c) The interim management report includes a fair review of disclosure of related party transactions and changes therein, as required by DTR 4.2.8R.

By order of the Board,

R.J. Topping
Chief Executive
26 August 2010

N. Cooper
Group Finance Director
26 August 2010

William Hill PLC
Interim Consolidated Income Statement (unaudited)

for the 26 weeks ended 29 June 2010

	Notes	Before exceptional items £m	Exceptional items (note 3) £m	26 weeks ended 29 June 2010 Total £m	Before exceptional items £m	Exceptional items (note 3) £m	26 weeks ended 30 June 2009 Total £m	52 weeks ended 29 December 2009 Total £m
Continuing Operations								
Amounts wagered	2	**8,642.4**	-	**8,642.4**	7,744.7	-	7,744.7	15,489.1
Revenue	2	**529.9**	-	**529.9**	515.5	-	515.5	997.9
Cost of sales	2	**(77.8)**	5.6	**(72.2)**	(84.7)	-	(84.7)	(158.2)
Gross profit	2	**452.1**	5.6	**457.7**	430.8	-	430.8	839.7
Other operating income		**6.4**	-	**6.4**	7.3	-	7.3	6.1
Other operating expenses		**(326.1)**	-	**(326.1)**	(305.8)	-	(305.8)	(592.5)
Exceptional operating expenses	3	-	(4.2)	**(4.2)**	-	(7.6)	(7.6)	(53.2)
Share of results of associates and joint ventures		**1.4**	-	**1.4**	(0.5)	-	(0.5)	(0.3)
Operating profit		**133.8**	1.4	**135.2**	131.8	(7.6)	124.2	199.8
Investment income	4	**6.7**	-	**6.7**	5.9	-	5.9	11.0
Finance costs	3,5	**(34.8)**	(4.1)	**(38.9)**	(34.6)	(4.0)	(38.6)	(89.9)
Profit before tax	2	**105.7**	(2.7)	**103.0**	103.1	(11.6)	91.5	120.9
Tax	3,6	**(25.9)**	0.3	**(25.6)**	(26.4)	2.7	(23.7)	(39.7)
Profit for the period		**79.8**	(2.4)	**77.4**	76.7	(8.9)	67.8	81.2
Attributable to:								
Equity holders of the parent		**66.9**	(2.4)	**64.5**	67.6	(8.9)	58.7	61.1
Non-controlling interest	10	**12.9**	-	**12.9**	9.1	-	9.1	20.1
		79.8	(2.4)	**77.4**	76.7	(8.9)	67.8	81.2
Earnings per share (pence)								
Basic	8			**9.2**			10.0	9.5
Diluted	8			**9.1**			9.9	9.4

William Hill PLC
Interim Consolidated Statement of Comprehensive Income (unaudited)

for the 26 weeks ended 29 June 2010

	Notes	26 weeks ended 29 June 2010 £m	26 weeks ended 30 June 2009 £m	52 weeks ended 29 December 2009 £m
Profit for the period		**77.4**	67.8	81.2
Loss on cash flow hedges		**(7.2)**	(5.0)	(20.0)
Hedging losses transferred to income statement		**6.4**	8.9	21.2
Charged to income statement on de-designation		-	-	18.5
Actuarial loss on defined benefit pension scheme		**(12.1)**	(20.6)	(24.2)
Exchange differences on translation of foreign operations		**0.7**	(0.4)	(0.8)
Tax on items taken to statement of comprehensive income		**3.7**	4.7	1.3

Other comprehensive loss for the period		**(8.5)**	(12.4)	(4.0)
Total comprehensive income for the period		**68.9**	55.4	77.2
Attributable to:				
Equity holders of the parent		**56.0**	46.3	57.1
Non-controlling interest	10	**12.9**	9.1	20.1
		68.9	55.4	77.2

Interim Consolidated Statement of Changes in Equity (unaudited)

for the 26 weeks ended 29 June 2010

	Called-up share capital £m	Premium on ordinary shares £m	Capital redemption reserve £m	Merger reserve	Own shares held £m	Hedging and translation reserve £m	Retained Earnings £m	Total £m	Non-controlling interests £m	Total Equity £m
At 30 December 2009	**70.2**	**317.3**	**6.8**	**(26.1)**	**(23.9)**	**(12.8)**	**412.6**	**744.1**	**12.2**	**756.3**
Retained profit for the financial period	-	-	-	-	-	-	64.5	64.5	12.9	77.4
Other comprehensive income/(loss) for the period	-	-	-	-	-	0.2	(8.7)	(8.5)	-	(8.5)
Total comprehensive income for the period	-	-	-	-	-	**0.2**	**55.8**	**56.0**	**12.9**	**68.9**
Transfer of own shares to recipients	-	-	-	-	4.6	-	(4.6)	-	-	-
Credit recognised in respect of share remuneration	-	-	-	-	-	-	2.7	2.7	-	2.7
Dividends paid (note 7)	-	-	-	-	-	-	(35.5)	(35.5)		(35.5)
Distributions to non-controlling interests	-	-	-	-	-	-	-	-	(12.7)	(12.7)
At 29 June 2010	**70.2**	**317.3**	**6.8**	**(26.1)**	**(19.3)**	**(12.6)**	**431.0**	**767.3**	**12.4**	**779.7**

At 31 December 2008	**35.4**	**-**	**6.8**	**(26.1)**	**(31.1)**	**(26.2)**	**389.3**	**348.1**	**9.5**	**357.6**
Retained profit for the financial period	-	-	-	-	-	-	58.7	58.7	9.1	67.8
Other comprehensive income/(loss) for the period	-	-	-	-	-	2.4	(14.8)	(12.4)	-	(12.4)
Total comprehensive income for the period	-	-	-	-	-	**2.4**	**43.9**	**46.3**	**9.1**	**55.4**
Shares issued as part of rights issue	34.8	317.7	-	-	-	-	-	352.5	-	352.5
Transfer of own shares to recipients	-	-	-	-	1.3	-	(1.2)	0.1	-	0.1
Credit recognised in respect of share remuneration	-	-	-	-	-	-	2.6	2.6	-	2.6
Distributions to non-controlling interests	-	-	-	-	-	-	-	-	(10.7)	(10.7)
At 30 June 2009	**70.2**	**317.7**	**6.8**	**(26.1)**	**(29.8)**	**(23.8)**	**434.6**	**749.6**	**7.9**	**757.5**

	Called-up share capital £m	Premium on ordinary shares £m	Capital redemption reserve £m	Merger reserve	Own shares held £m	Hedging and translation reserve £m	Retained Earnings £m	Total £m	Non-controlling interests £m	Total Equity £m
At 31 December 2008	**35.4**	**-**	**6.8**	**(26.1)**	**(31.1)**	**(26.2)**	**389.3**	**348.1**	**9.5**	**357.6**
Retained profit for the financial period	-	-	-	-	-	-	61.1	61.1	20.1	81.2
Other comprehensive income/(loss) for the period	-	-	-	-	-	13.4	(17.4)	(4.0)	-	(4.0)
Total comprehensive income for the period	-	-	-	-	-	**13.4**	**43.7**	**57.1**	**20.1**	**77.2**
Shares issued as part of rights issue	34.8	317.3	-	-	-	-	-	352.1	-	352.1
Transfer of own shares to recipients	-	-	-	-	7.2	-	(6.4)	0.8	-	0.8
Credit recognised in respect of share remuneration	-	-	-	-	-	-	5.0	5.0	-	5.0
Tax charge in respect of										

share remuneration	-	-	-	-	-	-	(1.5)	(1.5)	-	(1.5)
Dividends paid (note 7)	-	-	-	-	-	-	(17.5)	(17.5)	-	(17.5)
Distributions to non-controlling interests	-	-	-	-	-	-	-	-	(17.4)	(17.4)
At 29 December 2009	**70.2**	**317.3**	**6.8**	**(26.1)**	**(23.9)**	**(12.8)**	**412.6**	**744.1**	**12.2**	**756.3**

Interim Consolidated Statement of Financial Position (unaudited)

as at 29 June 2010

	Notes	29 June 2010 £m	30 June 2009 (Restated) £m	29 December 2009 £m
Non-current assets				
Intangible assets		**1,446.4**	1,492.1	1,446.1
Property, plant and equipment		**188.8**	201.4	197.6
Interest in associates and joint ventures		**7.9**	8.2	6.6
Deferred tax asset		**27.1**	25.8	24.1
		1,670.2	1,727.5	1,674.4
Current assets				
Inventories		**0.3**	0.4	0.3
Trade and other receivables		**32.9**	50.9	55.9
Cash and cash equivalents		**176.4**	81.1	119.8
Derivative financial instruments		**0.5**	0.3	-
		210.1	132.7	176.0
Total assets		**1,880.3**	1,860.2	1,850.4
Current liabilities				
Trade and other payables		**(123.4)**	(108.8)	(109.2)
Current tax liabilities		**(63.0)**	(64.4)	(57.0)
Borrowings	9	**(0.1)**	(674.0)	(375.0)
Derivative financial instruments		**(16.1)**	(12.6)	(11.5)
		(202.6)	(859.8)	(552.7)
Non-current liabilities				
Borrowings	9	**(644.3)**	(0.4)	(294.2)
Retirement benefit obligations	12	**(56.5)**	(47.8)	(43.2)
Derivative financial instruments		**(31.2)**	(25.7)	(36.0)
Deferred tax liabilities		**(166.0)**	(169.0)	(168.0)
		(898.0)	(242.9)	(541.4)
Total liabilities		**(1,100.6)**	(1,102.7)	(1,094.1)
Net assets		**779.7**	757.5	756.3
Equity				
Called-up share capital		**70.2**	70.2	70.2
Share premium account		**317.3**	317.7	317.3
Capital redemption reserve		**6.8**	6.8	6.8
Merger reserve		**(26.1)**	(26.1)	(26.1)
Own shares held		**(19.3)**	(29.8)	(23.9)
Hedging and translation reserves		**(12.6)**	(23.8)	(12.8)
Retained earnings		**431.0**	434.6	412.6
Equity attributable to equity holders of the parent		**767.3**	749.6	744.1
Non-controlling interest	10	**12.4**	7.9	12.2
Total equity		**779.7**	757.5	756.3

Interim Consolidated Cash Flow Statement (unaudited)

for the 26 weeks ended 29 June 2010

	Notes	26 weeks ended 29 June 2010 £m	26 weeks ended 30 June 2009 £m	52 weeks ended 29 December 2009 £m
Net cash from operating activities	11	**133.3**	87.2	170.4
Investing activities				
Dividend from associate		**-**	-	2.8
Interest received		**0.1**	1.0	1.1
Proceeds on disposal of property, plant and equipment		**0.3**	1.0	1.5
Proceeds on exceptional sale of freehold properties		**1.0**	-	-

Purchases of property, plant and equipment		**(7.0)**	(9.0)	(22.4)
Expenditure on computer software		**(7.0)**	(11.3)	(14.1)
Investment in joint ventures		**-**	(2.1)	(3.1)
Net cash used in investing activities		**(12.6)**	(20.4)	(34.2)
Financing activities				
SAYE share option redemptions		**0.2**	0.1	1.4
Dividends paid	7	**(35.5)**	-	(17.5)
Distributions paid to non-controlling interests		**(12.7)**	(10.7)	(17.4)
Repayments of borrowings		**(375.1)**	(395.0)	(693.0)
Amounts drawn down from new facilities		**359.0**	-	-
New Finance raised from bond issue		**-**	-	297.9
Bond issue finance costs		**-**	-	(4.0)
New debt facility issue costs		**-**	(12.4)	(12.4)
Proceeds on issue of shares		**-**	355.8	365.3
Costs related to issue of shares		**-**	-	(13.2)
Net cash used in financing activities		**(64.1)**	(62.2)	(92.9)
Net increase in cash and cash equivalents in the period		**56.6**	4.6	43.3
Cash and cash equivalents at start of period		**119.8**	76.5	76.5
Cash and cash equivalents at end of period		**176.4**	81.1	119.8

Notes to the Group Financial Statements

for the 26 weeks ended 29 June 2010

1. Basis of accounting

General Information

William Hill PLC is a Company incorporated in the United Kingdom under the Companies Act 2006. The address of the registered office is Greenside House, 50 Station Road, London, N22 7TP. The condensed consolidated financial information for the 26 weeks ended 29 June 2010, which has been approved by a committee of the Board of Directors on 26 August 2010, has been prepared on the basis of the accounting policies set out in the Group's 2009 Annual Report and Accounts on pages 74 to 81, which can be found on the Group's website www.williamhillplc.co.uk. This condensed consolidated financial information for the 26 weeks ended 29 June 2010 has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34, "Interim Financial Reporting" as adopted by the European Union. The condensed consolidated financial information for the 26 weeks ended 29 June 2010 should be read in conjunction with the annual financial statements for the 52 weeks ended 29 December 2009, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The accounting policies used in the preparation of the interim financial information have been consistently applied to all periods presented.

The condensed consolidated financial information for the 26 weeks ended 29 June 2010 is unaudited and does not constitute statutory accounts within the meaning of section 435 of the Companies Act 2006, but has been reviewed by the auditors and their report is set out at the end of this financial information. The results for the 52 week period ended 29 December 2009 shown in this report do not constitute the Company's statutory accounts for that period but have been extracted from those accounts, which have been filed with the Registrar of Companies. The auditors have reported on those accounts. Their report was unqualified and did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

The directors consider that the 'adjusted' earnings per share measure, as disclosed in note 8, provides additional useful information for shareholders on the underlying performance of the business. It is not a recognised measure under IFRS and may not be directly comparable with 'adjusted' measures used by other companies.

Adoption of new and revised standards

In the current financial year the Group has adopted IFRS 8 'Operating Segments' and IAS 1 'Presentation of Financial Statements' (revised 2007).

IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the Chief Executive and which are used to allocate resources to the segments and to assess their performance. In contrast the predecessor Standard (IAS 14 'Segment Reporting') required the Group to identify segments using a risks and rewards approach. The Group's operating segments are reported in accordance with IFRS 8 in note 2 below.

IAS 1 (revised) requires the presentation of a statement of changes in equity as a primary statement, separate from the income statement and statement of comprehensive income. As a result a statement of changes in equity has been included with the primary statements, showing the changes in each component of equity for each period presented.

IFRS 3 Revised 'Business Combinations' has been adopted in the preparation of this interim report but has not had an impact in the period.

The IASB improvement project has amended a number of standards effective at the date of this report. In general these changes removed inconsistencies in standards and clarified wording. These changes have had no impact on the accounting policies, financial position or performance of the Group.

Basis of accounting

The interim condensed consolidated financial information has been prepared in accordance with IFRS adopted by the European Union and therefore complies with Article 4 of the EU IAS Regulation.

The interim financial information has been prepared on the historical cost basis, except for the revaluation of certain financial instruments.

Basis of consolidation

The financial information incorporates the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 29 June 2010. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities. The results of subsidiaries acquired or disposed of during the period are included in the interim consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group. All intra-Group transactions, balances, income and expenses are eliminated on consolidation.

Business combination

On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. discount on acquisition) is credited to profit and loss in the period of acquisition.

Going concern

The Group meets its day to day working capital requirements through its cash resources on hand supplemented by £300m of 7.125% Guaranteed Notes due 2016 and available bank facilities of £538.5m, which includes a £179.5m revolving credit facility. These bank loan facilities expire on 31 March 2012. Whilst current economic conditions create uncertainty over the level of demand for the Group's products, the Group's forecasts and projections show that the Group should be able to operate within the level of its new borrowing facilities.
Therefore, after making these enquiries, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the interim financial information.

Restatement

The consolidated balance sheet has been restated to reflect a movement in the 30 June 2009 comparative figure for borrowings. £673.7m has been re-classified to current liabilities in the comparative period. This is consistent with the presentation in the Group Financial Statements at 29 December 2009.

Seasonality

The Group's overall profitability is primarily sensitive to sporting results, particularly on significant events that attract a large amount of stakes. However as the gaming element of revenue, relating to FOBT machines and William Hill Online increases, then this sensitivity is reduced.

2. Segment information

The Board has reviewed and determined its reportable operating segments in line with the new guidance provided by IFRS 8 'Operating Segments'. The segments are aligned with the reports the Board and the Group's Chief Executive review to make strategic decisions. The segments identified in accordance with IFRS 8 are consistent with those previously disclosed under IAS 14 'Segment Reporting'.
The Retail distribution channel comprises all activity undertaken in LBOs including gaming machines. The Online segment comprises all activity undertaken on-line including an online sportsbook, online casino, online poker sites and other gaming products. The Telephone segment comprises the Group's telephone betting services including telephone bet capture positions at its call centres presently in Leeds and Sheffield. Other activities include on-course betting and greyhound stadia operations.

Business segment information for the 26 weeks ended 29 June 2010:

	Retail £m	Online £m	Telephone £m	Other £m	Corporate £m	Group £m
Amounts wagered	7,379.5	980.5	269.1	13.3	-	8,642.4
Payout	(6,989.7)	(856.3)	(256.6)	(9.9)	-	(8,112.5)
Revenue	**389.8**	**124.2**	**12.5**	**3.4**	-	**529.9**
GPT, duty, levies and other cost of sales	(64.4)	(9.8)	(3.2)	(0.4)	-	(77.8)
Gross profit	325.4	114.4	9.3	3.0	-	452.1
Depreciation	(11.9)	(0.2)	(0.4)	(0.1)	(1.0)	(13.6)
Amortisation(1)	(0.9)	(5.0)	(0.3)	-	-	(6.2)
Other administrative expenses	(210.0)	(66.1)	(10.9)	(2.9)	(10.0)	(299.9)
Exceptional operating income/(expense)	5.6	-	(4.2)	-	-	1.4
Segment operating profit/(loss) before non-segmental exceptional items	**108.2**	**43.1**	**(6.5)**	-	**(11.0)**	**133.8**
Non-segmental exceptional items	-	-	-	-	(4.1)	(4.1)
Segment operating profit/(loss) after all exceptional items	**108.2**	**43.1**	**(6.5)**	-	**(15.1)**	**129.7**
Share of result of associate, joint ventures, and impairment charges					1.4	1.4
Investment income					6.7	6.7
Finance costs					(34.8)	(34.8)
(Loss)/profit before tax					**(41.8)**	**103.0**

(1) Included within amortisation for the Online segment is £1.8m of amortised intangible assets relating to trade names and affiliate relationships arising from the acquisition of Playtech assets

Business segment information for the 26 weeks ended 30 June 2009:

	Retail £m	Online £m	Telephone £m	Other £m	Corporate £m	Group £m
Amounts wagered	6,922.1	590.3	217.1	15.2	-	7,744.7
Payout	(6,528.9)	(490.2)	(198.5)	(11.6)	-	(7,229.2)
Revenue	**393.2**	**100.1**	**18.6**	**3.6**	-	**515.5**
GPT, duty, levies and other cost of sales	(65.8)	(14.1)	(4.3)	(0.5)	-	(84.7)
Gross profit	327.4	86.0	14.3	3.1	-	430.8
Depreciation	(13.6)	(0.5)	-	(0.1)	(0.5)	(14.7)
Amortisation	(0.9)	(5.4)	(0.3)	-	-	(6.6)
Other administrative expenses	(201.4)	(51.5)	(12.8)	(2.8)	(8.7)	(277.2)
Exceptional operating expense	-	(7.6)	-	-	-	(7.6)
Segment operating profit/(loss) before non-segmental exceptional items	**111.5**	**21.0**	**1.2**	**0.2**	**(9.2)**	**124.7**
Non-segmental exceptional items	-	-	-	-	(4.0)	(4.0)
Segment operating profit/(loss) after all exceptional items	**111.5**	**21.0**	**1.2**	**0.2**	**(13.2)**	**120.7**
Share of result of associate and joint ventures					(0.5)	(0.5)
Investment income					5.9	5.9
Finance costs					(34.6)	(34.6)
Profit/(loss) before tax					**(42.4)**	**91.5**

(1) Included within amortisation for the Online segment is £2.8m of amortised intangible assets relating to trade names and affiliate relationships arising from the acquisition of Playtech assets

Business segment information for the 52 weeks ended 29 December 2009:

	Retail £m	Online £m	Telephone £m	Other £m	Corporate £m	Group £m
Amounts wagered	13,670.2	1,281.8	507.7	29.4	-	15,489.1
Payout	(12,912.7)	(1,078.3)	(478.0)	(22.2)	-	(14,491.2)
Revenue	**757.5**	**203.5**	**29.7**	**7.2**	-	**997.9**
GPT, duty, levies and other cost of sales	(125.7)	(24.7)	(7.0)	(0.8)	-	(158.2)
Gross profit	631.8	178.8	22.7	6.4	-	839.7
Depreciation	(23.7)	(0.7)	(1.2)	(0.3)	(1.3)	(27.2)
Amortisation[1]	(2.1)	(11.3)	(0.8)	-	-	(14.2)
Other administrative expenses	(403.3)	(97.9)	(22.5)	(5.5)	(15.8)	(545.0)
Exceptional operating expense	(8.2)	(10.2)	(34.8)	-	-	(53.2)
Segment operating profit/(loss) before non-segmental exceptional items	**194.5**	**58.7**	**(36.6)**	**0.6**	**(17.1)**	**200.1**
Non-segmental exceptional items	-	-	-	-	(23.4)	(23.4)
Segment operating profit/(loss) after all exceptional items	**194.5**	**58.7**	**(36.6)**	**0.6**	**(40.5)**	**176.7**
Share of result of associate and joint ventures					(0.3)	(0.3)
Investment income					11.0	11.0
Finance costs					(66.5)	(66.5)
Profit/(loss) before tax					**(96.3)**	**120.9**

(1) Included within amortisation for the Online segment is £5.5m of amortised intangible assets relating to trade names and affiliate relationships arising from the acquisition of Playtech assets

3. Exceptional items

Exceptional items are those items the Group considers to be one-off or material in nature that should be brought to the reader's attention in understanding the Group's financial performance. Exceptional items are as follows:

	26 weeks ended 29 June 2010 £m	26 weeks ended 30 June 2009 £m	52 weeks ended 29 December 2009 £m
Operating			
Integration costs in respect of William Hill Online [1]	-	(7.6)	(10.2)
Telephone business goodwill write off [2]	-	-	(34.8)
Amounts received in respect of VAT reclaim [3]	**5.6**	-	-
Telephone business restructuring costs [4]	**(4.2)**	-	-
Impairment of assets within Willstan Racing (Ireland) Limited [5]	-	-	(8.2)
	1.4	(7.6)	(53.2)
Non-operating			
Fair value loss on hedging arrangements [6]	**(4.1)**	(2.4)	(20.5)
Costs in respect of rights issue and re-financing [7]	-	(1.6)	(2.9)
	(4.1)	(4.0)	(23.4)
Total exceptional items	**(2.7)**	(11.6)	(76.6)

The tax impact of exceptional items is as follows:

	26 weeks ended 29 June 2010 £m	26 weeks ended 30 June 2009 £m	52 weeks ended 29 December 2009 £m
Integration costs in respect of William Hill Online [1]	-	2.0	2.4
Tax charge on VAT reclaim [3]	**(1.5)**	-	-
Tax credit in respect of telephone restructuring [4]	**0.7**	-	-
Deferred tax relief on Irish assets write off [5]	-	--	0.4
Tax credit in respect of fair value loss on hedging arrangements [6]	**1.1**	0.7	5.7
Tax credit in respect of rights issue and finance costs [7]	-	-	0.3
	0.3	2.7	8.8

1 No Integration costs have been incurred in relation to the WH Online transaction in the 26 weeks ended 29 June 2010.

2 During 2009, following a review of the carrying value of goodwill in line with the requirements of IAS36, the directors wrote down the carrying value of goodwill in the telephone division by £34.8m. No further costs were incurred in the 26 weeks to 29 June 2010.

3 During the 26 weeks to 29 June 2010, the Group received £5.6m in respect of a VAT reclaim, which arose following a favourable ECJ judgement. The reclaim concerned overpaid VAT on the Group's FOBT machines during this and previous years. Due to the size and nature of the amount, it was decided to disclose the item as exceptional. Whilst this refund has been received from HMRC, it remains subject to an appeal by HMRC, which if successful, could result in full repayment of these amounts.

4 Costs related to the restructuring of the telephone business.

5 During 2009, following a review of the carrying value of goodwill in line with the requirements of IAS 36 'Impairment of assets', the directors wrote down the carrying value of goodwill in the Republic of Ireland LBOs by £6.8m and also wrote down fixed assets in the Republic of Ireland LBOs by £1.4m. There were no further write-downs in the 26 weeks to 29 June 2010.

6 The Group has incurred valuation losses on swaps and collars in the period, following adverse movements in the forward interest curve. For ineffective hedges de-designated in 2009, any movement in valuation is charged as an exceptional finance loss/gain. In the half year the consolidated income statement shows a loss of £4.1m

7 On 27 February 2009, the Group announced an underwritten rights issue and refinancing of its bank loans. In addition, in November 2009, the Group issued a £300m corporate bond. During 2009, costs relating specifically to the bank refinancing and bond issue were capitalised and written off over the term of the facilities or life of the bond as appropriate, leaving £2.9m expensed as an exceptional item.

4. Investment income

	26 weeks ended 29 June 2010 £m	26 weeks ended 30 June 2009 £m	52 weeks ended 29 December 2009 £m
Interest on bank deposits	**0.1**	1.0	1.1
Expected return on pension scheme assets (note 12)	**6.6**	4.9	9.9
	6.7	5.9	11.0

5. Finance costs

	26 weeks ended 29 June 2010 £m	26 weeks ended 30 June 2009 £m	52 weeks ended 29 December 2009 £m
Interest payable and similar charges:			
Bank loans, bond interest and overdrafts	**17.7**	18.6	31.0
Amortisation of finance costs	**3.0**	0.7	1.6
Interest on pension scheme liabilities (note 12)	**7.7**	6.4	12.7
Interest charge transferred from hedge reserve on effective hedges	**6.4**	8.9	21.2
Net interest payable	**34.8**	34.6	66.5
Exceptional interest payable (note 3)	**4.1**	4.0	23.4
	38.9	38.6	89.9

6. Tax on profit on ordinary activities

The effective rate in respect of ordinary activities before exceptional costs and excluding associate and joint venture income is 24.8% (26 weeks ended 30 June 2009 - 25.5%; 52 weeks ended 29 December 2009 - 24.5%). This is lower than the statutory rate of 28% due to a lower effective tax rate on the income of William Hill Online.

The effective rate in respect of ordinary activities after exceptional costs and excluding associate and joint venture income is 25.2% (26 weeks ended 30 June 2009 - 25.9%; 52 weeks ended 29 December 2008 - 32.8%).

No account has been taken in these interim financial statements of the 2010 Finance Bill that was substantially enacted in July 2010, after the balance sheet date. It is estimated that the reduction in the corporation tax rate from 28% to 27% from April 2011 would have resulted in a £5.1m reduction in the net deferred tax liability held on the balance sheet at 30 June 2010, if the change had been applied in the interim statements

7. Dividends proposed and paid

	29 June 2010 Per share	30 June 2009 Per share	29 December 2009 Per share	29 June 2010 £m	30 June 2009 £m	29 December 2009 £m
Equity shares:						
- Interim dividend paid	-	-	2.5p	-	-	17.5

- Second interim dividend paid	**5.0p**	-	-	**35.5**	-	-
	5.0p	-	2.5p	**35.5**	-	17.5
Interim dividend proposed	**2.5p**	2.5p	5.0p	**17.5**	17.4	35.5

The directors have approved an interim dividend of 2.5 pence per share on to be paid on 7 December 2010 to ordinary shareholders on the Register of Members on 29 October 2010. In line with the requirements of IAS 12 - 'Events after the Balance Sheet Date', this dividend has not been recognised within these interim results.

By agreement, the William Hill holdings 2001 Employee Benefit Trust agreed to waive all dividends. The company estimates that 698.1m shares will qualify for the interim dividend.

8. Earnings per share

The earnings per share figures for the respective periods are as follows:

	26 weeks ended 29 June 2010			26 weeks ended 30 June 2009		
	Basic	**Potentially dilutive share options**	**Diluted**	Basic	Potentially dilutive share options	Diluted
Profit after tax attributable to equity holders of the parent for the financial period £m	**64.5**	-	**64.5**	58.7	-	58.7
Exceptional items (note 3) £m	**2.7**	-	**2.7**	11.6	-	11.6
Exceptional items - tax charge (note 3) £m	**(0.3)**	-	**(0.3)**	(2.7)	-	(2.7)
Amortisation of intangibles £m	**1.3**	-	**1.3**	2.8	-	2.8
Non-controlling interest share of exceptional £m	-	-	-	(0.7)	-	(0.7)
Profit after tax for the financial period before exceptional items	**68.2**	-	**68.2**	69.7	-	69.7
Weighted average number of shares (million)	**697.8**	**8.3**	**706.1**	586.6	5.7	592.3
Earnings per share (pence)	**9.2**	**(0.1)**	**9.1**	10.0	(0.1)	9.9
Amortisation adjustment £m	**0.2**	-	**0.2**	1.5	-	1.5
Exceptional adjustment £m	**0.4**	-	**0.4**	0.4	-	0.4
Earnings per share - adjusted	**9.8**	**(0.1)**	**9.7**	11.9	(0.1)	11.8

	52 weeks ended 29 December 2009		
	Basic	**Potentially dilutive share options**	**Diluted**
Profit after tax attributable to equity holders of the parent for the financial period £m	**61.1**	-	**61.1**
Exceptional items (note 3) £m	**76.6**	-	**76.6**
Exceptional items - tax charge (note 3) £m	**(8.8)**	-	**(8.8)**
Amortisation of intangibles £m	**4.0**	-	**4.0**
Minority interest share of exceptional £m	**(0.5)**	-	**(0.5)**
Profit after tax for the financial period before exceptional items	**132.4**	-	**132.4**
Weighted average number of shares (million)	**641.3**	**5.8**	**647.1**
Earnings per share (pence)	**9.5**	**(0.1)**	**9.4**
Amortisation adjustment £m	**0.1**	-	**0.1**
Exceptional adjustment £m	**11.0**	-	**11.0**
Earnings per share - adjusted	**20.6**	**(0.1)**	**20.5**

An adjusted earnings per share, based on profit for the period before exceptional items and amortisation (relating to the intangible assets relating to trade names and affiliate relationships arising from the acquisition of Playtech assets), has been presented in order to highlight the underlying performance of the Group.
The basic weighted average number of shares excludes shares held by The William Hill Holdings 2001 Employee Benefit Trust and those shares held in treasury as such shares do not qualify for dividends. The effect of this is to reduce the average number of shares by 3.6m in the 26 weeks ended 29 June 2010 (30 June 2009 - 5.7m, 29 December 2009 - 4.5m).

9. Bank loans and other borrowings (restated)

	29 June 2010 £m	30 June 2009 (restated) £m	29 December 2009 £m
Borrowings at amortised cost			

Bank loans	**359.0**	675.0	375.0
£300m 7.125% Guaranteed Notes due 2016	**300.0**	-	300.0
Finance leases	**0.4**	0.7	0.5
	659.4	675.7	675.5
The borrowings are repayable as follows:			
Amounts due for settlement within one year	**0.1**	675.3	375.2
In the second year	**359.3**	0.4	0.3
In the third to fifth years inclusive	-	-	-
After more than five years	**300.0**	-	300.0
	659.4	675.7	675.5
Less expenses related to loan	**(9.3)**	(1.3)	(0.2)
Less discount on £300m 7.125% Guaranteed Notes due 2016 issued for 297.9m	**(1.9)**	-	(2.1)
Less: expenses relating to £300m 7.125% Guaranteed Notes due 2016	**(3.8)**	-	(4.0)
	644.4	674.4	669.2
Less: amount due for settlement in 12 months (shown under current liabilities)	**(0.1)**	(674.0)	(375.0)
Amount due for settlement after 12 months	**644.3**	0.4	294.2

Bank facilities

As at 29 June 2010, the Group's committed bank loan facilities can be summarised as follows:

£538.5m Forward Start Facility available from 17 January 2010 and expiring on 31 March 2012 split into a £359m Term Loan and a £179.5m Revolving Credit Facility.

Borrowings under the loan agreements are secured by guarantees given by the Company and by William Hill Organization Limited - one of the principal operating subsidiaries of the Group.
Borrowings under The Forward Start Facilities incur interest at LIBOR plus a margin of 2.5% to 3.0%, determined by the Group's consolidated Net Debt to EBITDA ratio. A commitment fee is also payable in respect of available but undrawn borrowings equal to 50% of the margin then applicable.

Overdraft facility

At 29 June 2010, the Group had an overdraft facility with National Westminster Bank PLC of £5m (30 June 2009 - £5m). The balance on this facility at 29 June 2010 was £nil (30 June 2009 - £nil).

10. Non-controlling interest

	29 June 2010 £m	30 June 2009 £m	29 December 2009 £m
Opening non-controlling Interest	**12.2**	9.5	9.5
Playtech share of profit for the period	12.9	9.1	20.1
Amounts paid to Playtech	(12.7)	(10.7)	(17.4)
Closing non-controlling Interest	**12.4**	7.9	12.2

The non-controlling interest relates to the 29% share in William Hill Online owned by Playtech Limited.

11. Notes to the cash flow statement

	26 weeks ended 29 June 2010 £m	26 weeks ended 30 June 2009 £m	52 weeks ended 29 December 2009 £m
Operating profit before exceptional items	**133.8**	131.8	253.0
Adjustments for:			
Share of result of associates and joint ventures	**(1.4)**	0.4	0.3
Depreciation of property, plant and equipment	**13.6**	14.5	28.6
Amortisation of computer software	**4.4**	4.0	8.7
Amortisation of Trade Names, affiliates and NCA	**1.8**	2.8	5.5
Loss on disposal of property, plant and equipment	**0.3**	0.2	1.7
Gain on disposal of LBOs	**(0.9)**	(0.6)	(0.7)
Cost charged in respect of share remuneration	**2.7**	2.6	5.0
Defined benefit pension cost less cash contributions	**0.1**	(0.2)	(9.8)
Foreign exchange reserve movement	**0.7**	(0.4)	(0.8)
Exceptional operating income/(expense)	**5.6**	(5.3)	(8.4)
Movement on financial derivatives	**3.3**	(2.0)	0.7
Operating cash flows before movements in working capital:	**164.0**	147.8	283.8
Decrease in inventories	-	0.1	0.2
Decrease/(increase) in receivables	**11.8**	(10.1)	(11.7)
Increase in payables	**14.4**	10.4	7.6
Cash generated by operations	**190.2**	148.2	279.9
Income taxes paid	**(24.4)**	(20.9)	(49.3)
Interest paid	**(32.5)**	(40.1)	(60.2)
Net cash from operating activities	**133.3**	87.2	170.4

Cash and cash equivalents (which are presented as a single class of assets on the face of the balance sheet) comprise cash at bank and overnight deposits.

12. Retirement benefit schemes

The Group operates a number of defined contribution and defined benefit pension schemes in the United Kingdom and Republic of Ireland. The UK schemes are operated under a single trust and the assets of all the schemes held separately from those of the Group in funds under the control of trustees. The respective costs of these schemes are as follows:

	26 weeks ended 29 June 2010 £m	26 weeks ended 30 June 2009 £m	52 weeks ended 29 December 2009 £m
Defined contribution scheme (charged to operating profit)	**1.4**	1.1	2.2
Defined benefit scheme (charged to operating profit)	**2.5**	2.7	5.2
Defined benefit scheme (charged to finance costs)	**1.1**	1.5	2.8
Defined benefit scheme (charged to consolidated statement of comprehensive income)	**12.1**	20.6	24.2
	17.1	25.9	34.4

Defined contribution schemes

The defined contribution scheme, to which both the Group and employees contribute to fund the benefits are available for all eligible employees. The only obligation of the Group with respect to these schemes is to make the specified contributions.

Defined benefit scheme

The Group also operates a defined benefit scheme in the UK for eligible employees which closed to new members in 2002. Under the scheme, employees are entitled to retirement benefits varying between 1.67% and 3.33% of final pensionable pay for each year of service on attainment of a retirement age of 63. The scheme is a funded scheme and the rate of Company contributions paid during 2009 for future service benefits was 25.0% of members' pensionable pay. The general principles adopted by the Trustees for the purposes of this funding valuation are that the assumptions used, taken as a whole, will be sufficiently prudent for pensions already in payment to continue to be paid, and to reflect the commitments which will arise from members' accrued pensions right.
For the purposes of preparing the information disclosed in these accounts, a full actuarial valuation of the scheme was carried out at 30 September 2007 and updated to 29 June 2010 by a qualified independent actuary. The present value of the defined benefit obligation, the related current service cost and past service cost were measured using the projected unit credit method.

Disclosure of principal assumptions

The financial assumptions used by the actuary in determining the present value of the defined benefit scheme's liabilities were:

	29 June 2010	30June 2009	29 December 2009
Rate of increase of salaries	**4.30%**	4.40%	4.60%
Rate of increase of pensions in payment	**3.30%**	3.40%	3.60%
Discount rate	**5.40%**	6.25%	5.70%
Rate of increase in inflation	**3.30%**	3.40%	3.60%

In accordance with the accounting standard, the discount rate has been determined by reference to market yields at the balance sheet date on high quality fixed income investments at a term consistent with the expected duration of the liabilities. Price inflation is determined by the difference between the yields on fixed and index-linked government bonds with an adjustment to allow for differences in the demand for these bonds, which can distort this figure. The Bank of England target inflation rate has also been considered in setting this assumption. The expected rate of salary growth and pension increases are set with reference to the expected rate of inflation.

The mortality assumption is kept under review and has been updated. The current life expectancies for a male member underlying the value of the accrued liabilities are:

Life expectancy at age 63	29 June 2010	30 June 2009	29 December 2009
Member currently aged 63	**25 years**	24 years	24 years
Member currently aged 45	**25 years**	25 years	25 years

The assets in the scheme and their expected rate of return are set out in the table below. The expected rate of return is determined by taking the long term rates of return available on government and corporate bonds at the balance sheet date. The expected return on equities is calculated by applying a suitable "risk premium" to the return on government bonds having regard to historic returns and long-term future expectations.

	29 June 2010		30 June 2009		29 December 2009	
	Expected return %	value £m	Expected return %	value £m	Expected return %	value £m
Equities	6.50	125.8	6.30	95.2	6.50	132.0
Corporate Bonds	5.70	35.4	6.25	29.9	5.70	33.3
Gilts and Cash	4.50	63.8	4.30	65.1	4.50	64.9
Total market value of assets		225.0		190.2		230.2
Present value of scheme liabilities		(281.5)		(238.0)		(273.4)

Deficit in scheme	(56.5)	(47.8)	(43.2)

Movements in the present value of defined benefit obligations in the current period were as follows:

	26 weeks ended 29 June 2010 £m	26 weeks ended 30 June 2009 £m	52 weeks ended 29 December 2009 £m
At beginning of period	**273.4**	215.3	215.3
Movement in period:			
Service cost	**2.4**	2.5	4.8
Interest cost	**7.7**	6.4	12.7
Contributions from scheme members	**0.5**	0.5	1.0
Actuarial losses	**2.4**	16.9	46.8
Benefits paid	**(5.0)**	(3.9)	(7.6)
Past service cost	**0.1**	0.3	0.4
At end of period	**281.5**	238.0	273.4

Movements in the present value of fair value of scheme assets in the current period were as follows:

	26 weeks ended 29 June 2010 £m	26 weeks ended 30 June 2009 £m	52 weeks ended 29 December 2009 £m
At beginning of period	**230.2**	189.4	189.4
Movement in period:			
Expected return on scheme assets	**6.6**	4.9	9.9
Actuarial (losses)/gains	**(9.7)**	(3.7)	22.6
Contributions from the sponsoring companies	**2.4**	3.0	14.9
Contributions from scheme members	**0.5**	0.5	1.0
Benefits paid	**(5.0)**	(3.9)	(7.6)
At end of period	**225.0**	190.2	230.2

13. Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its associate and joint ventures are disclosed below.

Trading transactions

Associate

The Group holds an investment of 19.5% of the ordinary share capital of Satellite Information Services (Holdings) Limited (SIS). During the period the Group made purchases of £16.6m (26 weeks ended 30 June 2009 - £15.8m; 52 weeks ended 29 December 2009 - £32.9m) from Satellite Information Services Limited, a subsidiary of the Group's associated undertaking, SIS. At 29 June 2010 the amount payable to Satellite Information Services Limited by the Group was £nil (30 June 2009 - £nil; 29 December 2009 - £nil). Purchases were made at market price. The amounts outstanding are unsecured and will be settled in cash. No guarantees have been given or received.
Transactions between the Group and key management personnel in the first half of 2010 were limited to those relating to remuneration, previously disclosed as part of the Director's Remuneration Report within the Group's Annual report and accounts 2009 or the Performance Share Plan approved by the shareholders at the Annual General Meeting on 11 May 2010. During the period in question, the previous Group Finance Director, Mr Simon Lane, left the Company and his replacement, Mr Neil Cooper joined. Apart from this personnel change there have been no material changes to the arrangements between the Group and key management personnel.

Independent Review Report to William Hill PLC

We have been engaged by the company to review the condensed set of financial statements in the interim management report for the 26 week period ended 29 June 2010 which comprises the consolidated income statement, the consolidated statement of financial position, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, the consolidated cash flow statement and related notes 1 to 13. We have read the other information contained in the interim management report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The interim management report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim management report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the company are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this interim management report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting," as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the interim management report based on our review.

Scope of Review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim management report for the 26 weeks ended 29 June 2010 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Deloitte LLP
Chartered Accountants and Statutory Auditors
London, UK
26 August 2010

Glossary and abbreviations

EBITA	Earnings before interest, tax and amortisation relating to trade names, affiliate relationships and non competition agreements as described in note 12 to the Group Financial Statements, excluding exceptional items.
Gross win and net revenue	Gross win and net revenue are used internally as key performance indicators of the Group's business. The Board believes presentation of gross win/net revenue enhances an investor's understanding of the Group's underlying financial condition and results of operations. Gross win is calculated as the total amount that the Group retains from customers after paying out any winnings but before deducting VAT payable on income from gaming machines. For William Hill Online, it includes certain marketing-type costs, such as free bets. Gross win is being used as the primary top-line reporting measure for Retail OTC and machines in 2009 as the machines net revenue number is distorted by the temporarily lower VAT rate in 2009. Net revenue is the primary measure for Telephone and William Hill Online. This is defined as gross win less fair-value adjustments for free bets, promotions and bonuses, which are used extensively in online operations but less so in Retail. In Retail, net revenue is relevant to machines and represents gross win less VAT. All other betting tax charges in the Group are recorded in cost of sales.
Gross win margin / net revenue margin	This is a measure, *inter alia*, of the effect of sporting results on the business. The margin is defined as gross win/net revenue divided by amounts wagered. The margin is also affected by the mix of products with different margins and the amount of concessions or free bets offered to customers.
Turnover (also described as amounts wagered)	This represents the gross takings receivable from customers in respect of individual bets placed in the period on events for LBO, Telephone and Online sports businesses, net winnings on gaming activity completed by period end for online casinos and net income earned from poker games completed by period end. As it includes customers' recycling of winnings, it does not reflect the actual cash spent with the Group, which is reflected in the gross win/net revenue line. In the case of the greyhound stadia, revenue represents income arising from the operation of the greyhound stadia in the period, including sales of refreshments and tote income.
William Hill Online	William Hill Online is a joint venture between William Hill and Playtech. William Hill owns 71% and Playtech 29%.

END

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